UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)



                         NETWORK COMPUTING DEVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120N100
                              --------------------
                                 (CUSIP Number)

                                September 7, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
  1   NAME OF REPORTING PERSON
           SCI Technology, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           63-0889617

-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|

                                                                  (b)  |X|
-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Alabama
-------------------------------------------------------------------------------
         NUMBER OF             5 SOLE VOTING POWER
          SHARES                          3,300,000*
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                             --------------------------------------------------
                               6 SHARED VOTING POWER

                             --------------------------------------------------
                               7 SOLE DISPOSITIVE POWER
                                          3,300,000*
                             --------------------------------------------------
                               8 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,300,000* (See Item 6 Below)

-------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|

-------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               16.6%
-------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON
               CO
===============================================================================

===============================================================================
  1   NAME OF REPORTING PERSON
       SCI Systems, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           63-0583436

-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|

                                                                    (b)  |X|
-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

-------------------------------------------------------------------------------
         NUMBER OF             5 SOLE VOTING POWER
          SHARES                          3,300,000*
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                             --------------------------------------------------
                               6 SHARED VOTING POWER

                             --------------------------------------------------
                               7 SOLE DISPOSITIVE POWER
                                          3,300,000*
                             --------------------------------------------------
                               8 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,300,000* (See Item 6 Below)

-------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|

-------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               16.6%

-------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON
               CO
===============================================================================

Item 1(a).        Name of Issuer:

         Network Computing Devices, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         301 Ravendale Drive
         Mountain View, California 94043-5207

Item 2(a).        Name of Persons Filing:

         SCI Systems, Inc.
         SCI Technology, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         2101 West Clinton Avenue
         Huntsville, Alabama 35805

Item 2(c).        Citizenship:

         Alabama Corporation

Item 2(d).        Title of Class of Securities:

         Common Stock, $.001 par value per share

Item 2(e).        CUSIP Number:

         64120N100

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

         Not applicable

Item 4.           Ownership:


         (a)      Amount beneficially owned: 3,300,000 shares*
                  (See Item 6 Below)

         (b)      Percent of class: 16.6%

         (c)      Number of shares as to which such person has

                  (i)      sole power to vote or direct the vote:  3,300,000

                  (ii)     shared power to vote or direct the vote:

                  (iii) sole power to dispose or to direct the disposition of: 3,300,000

                  (iv)     shared power to dispose or direct the disposition of:


Item 5.           Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.           Ownership  of  More  than  Five  Percent  on  Behalf  of
                  Another Person:

         *SCI Technology, Inc., a wholly owned subsidiary of SCI Systems, Inc., has been issued a convertible promissory note of National Computing Devices, Inc. (NASDAQ:NCDI), which gives SCI Technology, Inc the option to convert the promissory note to 3,300,000 shares of common stock, $.001 par value per share, representing approximately 16.6% of NCDI's common stock, upon conversion.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company:

         Not applicable

Item 8.           Identification and Classification of the Members of the Group:

         Not applicable

Item 9.           Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date:    October 2, 2000

                                            SCI Technology, Inc.

                                   By:      John M. Noll
                                            -----------------------------------
                                            Name:  John M. Noll
                                            Title:  Assistant Vice President
                                                    Corporate Controller

                                            SCI Systems, Inc.

                                   By:      John M. Noll
                                            -----------------------------------
                                            Name:  John M. Noll
                                            Title:  Assistant Vice President
                                                    Corporate Controller